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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

ActivCard S.A.
(exact name of registrant as specified in its charter)

24-28 Avenue du General de Gaulle
92156 Suresnes Cedex France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F /x/                Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes / /    No /x/

Forward-looking Statements

        This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: our ability to achieve profitability, uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology, dependence on intellectual property rights, and our ability to integrate acquired businesses, products or technologies. Investors are directed to the most recent ActivCard S.A. annual report on Form 20-F, available from the company without charge, for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

        This Form 6-K includes the press release "ActivCard Reports Fourth Quarter and Fiscal 2001 Results," dated February 5, 2002.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2002

ActivCard, S.A.
By:	/s/ BLAIR GEDDES
Name:	Blair Geddes
Title:	Chief Financial Officer

ACTIVCARD REPORTS FOURTH QUARTER AND FISCAL 2001 RESULTS

  •
  Company Posts 73% Revenue Growth for Fiscal 2001

  •
  Expects Continued Revenue Growth in 2002

  •
  Restructures to Position for Profitability Late in 2002

        FREMONT, CA—February 5, 2002—ActivCard (Nasdaq: ACTI / Nasdaq Europe: ACTI), a leading provider of digital identity provisioning infrastructure, today reported financial results for its fourth quarter ended December 31, 2001.

        Revenue for the fourth quarter increased 11% to $6.8 million compared to $6.1 million in the comparable period in 2000. Revenue for fiscal year 2001 increased 73% to $31.2 million from $18.1 million in fiscal 2000. Revenue for fiscal year 2001 included $3.2 million from a non-monetary transaction, as previously reported in the Company's third quarter financial results.

        Steven Humphreys, CEO of ActivCard, commented, "In one of the most challenging business environments of the past decade, ActivCard showed strong growth in 2001, and is positioned for further growth in 2002. In 2001, critical anchor customers and channels were established in Europe and the U.S. Key partnerships now underpin our claim to leadership in the digital identity management market. Technology and product acquisitions have placed us at the forefront of all vendors with a complete, scalable set of solutions. Our absolute focus for 2002 is on our customers, the profitability of our business, and increasing our market share. We firmly believe we're well positioned to succeed in all of these goals."

        Pro forma net loss for the quarter ended December 31, 2001 was $6.3 million, or $0.16 per diluted share, compared to pro forma net income of $100 thousand, or $0.00 per diluted share, in the fourth quarter of the previous year. Actual net loss for the quarter was $9.8 million, or $0.24 per diluted share, compared to actual net loss of $17.9 million, or $0.45 per diluted share, in the fourth quarter of the prior year. For the year ended December 31, 2001, pro forma net loss was $11.5 million, or $0.29 per diluted share compared to pro forma net loss of $356 thousand, or $0.01 per diluted share in 2000. Actual net loss for 2001 was $16.7 million, or $0.42 per diluted share compared to actual net income of $14.1 million, or $0.34 per diluted share. The results for 2000 included a net foreign exchange gain of $14.4 million.

        Mr. Humphreys continued, "ActivCard is a market leader, in a truly critical emerging market for secure, easy-to-use digital identities. We will continue to execute on our vision of delivering the leading digital identity infrastructure, enabling our customers to easily and securely issue, use and maintain digital identities, permitting users and organizations to interact across networks with the same level of confidence as face-to-face transactions."

        On November 13, 2001, the Company completed the acquisition of American Biometric Company Ltd. (doing business as Ankari) for $18.3 million. The results for the quarter and fiscal 2001 reflect the acquisitions of Ankari, Authentic8 International Inc., and SafeData System, S.A.

2001 Highlights

  •
  ActivCard delivered the second generation of its smart card-based authentication solution, ActivCard Gold version 2.0. Large Global 1000 companies such as Renault, Hewlett-Packard, and Sun Microsystems are deploying ActivCard Gold.

  •
  ActivCard released ActivPack Version 4.4 [Enterprise and Service Provider Edition], adding to the Company's strong authentication product line to provide solutions for remote and VPN access. ActivPack Enterprise version extends ActivCard's channel reach to include leading providers such as Checkpoint, Cisco, and Nortel. ActivPack Service Provider Edition extends

    ActivCard's strong authentication product line to address the needs of large-scale service providers such as VeriSign and reinforced support from other industry leaders such as SchlumbergerSEMA.

  •
  ActivCard continued strong growth in the Government Sector, delivering specific product features to address the needs of Government agencies worldwide. Our provisioning products continue to rollout smart card-based identity cards throughout the U.S. Department of Defense (DOD). ActivCard Gold CAC version 2.0, provides full compliance with the U.S. General Services Administration's Common Access Card Interoperability specification, and is being throughout the DOD. In addition, ActivCard delivered software to enable leading smart card manufacturers to achieve FIPS140 level-2 certification on Java Cards for these government ID projects.

  •
  ActivCard completed three acquisitions, adding engineering resources and strengthening the Company's infrastructure offerings to include more robust enterprise authentication and single sign-on features.

2002 Outlook

        "We believe that the strength of our products, technology, customers and the industry leading partnerships established in 2001, position ActivCard as the de-facto standard for digital identity provisioning and management," stated Mr. Humphreys. "Going into 2002, based on our current level of sales activity, we anticipate revenue growth of approximately 30-35%. This reflects a growing digital identity market and the market share gains which we believe we will realize in 2002."

        The Company also announced today a restructuring of its business, reducing its operating expense run rate by 15%, which includes a reduction in headcount of approximately 20% worldwide. Commenting on the expense reductions, Blair Geddes, Chief Financial Officer and VP of Finance noted, "We have taken the necessary steps to position ActivCard for profitability on a quarterly basis in late 2002. We have made reductions and tightened expense controls across the business, while protecting and even increasing resources committed to key products, customers and channel development." The Company expects to record a one-time charge in the first quarter of 2002 in the range of $6-$9 million related to this restructuring.

        ActivCard's fourth quarter and fiscal year 2001 earnings conference call will be held today, Tuesday, February 5th, at 4:00 p.m. GMT/ 11:00 a.m. EST / 8:00 a.m. PST. The conference call will be simultaneously broadcast over the Internet and can be accessed on the Company's web site, www.activcard.com. To listen to the web cast, please log on to the Company's web site prior to the scheduled call time, to register, download and install any necessary audio software. If you are unable to attend the conference call at the scheduled time, a replay of the web cast will also be available at http://www.activcard.com.

About ActivCard

        ActivCard is a leader in digital identity and authentication infrastructure. ActivCard solutions enable our customers to easily and securely issue, use and maintain digital identities. Together with our application and solution partners, we enable users and organizations to interact across networks with the same level of confidence as face-to-face transactions. Today, more than 3 million people use ActivCard products to establish and manage secure digital identities in government, enterprise and financial services environments worldwide. ActivCard has headquarters in Fremont, California, and Suresnes, France with worldwide operations in Canada, Australia, Germany, Japan, Sweden, Singapore, the United Kingdom and The Netherlands.

        The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, international operations, acquisitions and managing the Company's future growth, and other risks identified in the Company's periodic filings with the United States Securities and Exchange Commission, including but not limited to those appearing under the caption "Risk Factors" in the Company's annual report on Form 20-F. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

U.S. Contacts	European Contacts
COMPANY Rod Stuhlmuller ActivCard, Inc. 6623 Dumbarton Circle Fremont, CA 94555 +1 (510) 574-0100 rstuhlmuller@activcard.com	COMPANY Fred Engel ActivCard 24-28 Avenue du General de Gaulle, 92156 Suresnes, France +33 (0) 1 42 04 84 00 frederic.engel@activcard.fr
INVESTORS Teresa Thuruthiyil, Quynh Nguyen Morgen-Walke Associates 44 Montgomery Street, Suite 650 San Francisco, CA 94104 +1 (415) 439-4516 qnguyen@mwa-sf.com	INVESTORS Nicole Curtin, Ron Dassa Morgen-Walke Europe 20, rue des Pyramides 75001 Paris, France +33 (0) 1 47 03 68 10 ncurtin@mweurope.com
MEDIA Ron Heckmann Morgen-Walke Associates 44 Montgomery Street, Suite 650 San Francisco, CA 94104 +1 (415) 439-4513 rheckmann@mwa-sf.com	MEDIA Lorie Lichtlen Morgen-Walke Europe 20, rue des Pyramides 75001 Paris, France +33 (0) 1 47 03 68 10 llichtlen@mweurope.com

ActivCard, S.A.

Unaudited Pro forma Condensed Consolidated Statements of Operations

(In Thousands of US Dollars, Except Per Share Data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2001	2000	2001	2000
Revenues	$6,823	$6,126	$31,241	$18,081
Cost of revenues	2,111	2,195	9,598	6,991

Gross profit	4,712	3,931	21,643	11,090

Operating expenses:
Selling and marketing	5,917	5,167	23,825	15,657
General and administrative	1,210	1,120	4,346	3,344
Research and development	5,413	2,451	18,151	8,097

Total operating expenses	12,540	8,738	46,322	27,098

Operating loss	(7,828)	(4,807)	(24,679)	(16,008)
Interest income and other	1,598	4,907	13,188	15,653

Net (loss) income before income taxes	(6,230)	100	(11,491)	(355)
Provision for income taxes	(21)	—	(22)	(1)

Pro forma net (loss) income	$(6,251)	$100	$(11,513)	$(356)

Pro forma (loss) earnings per common share:
Basic	$(0.16)	$0.00	$(0.29)	$(0.01)
Diluted	$(0.16)	$0.00	$(0.29)	$(0.01)
Weighted average number of common shares:
Basic	40,255	39,834	40,062	37,897
Diluted	40,255	42,919	40,062	37,897
The following items have been excluded in deriving pro forma results:
Operating expenses:
In process research and development	$2,300	$—	$2,701	$—
Amortization of deferred compensation related to acquisition	173	—	339	—
Amortization of goodwill and other intangibles	577	—	774	—
Acquisition termination charges	(152)	—	3,149	—
Amortization of deferred compensation related to options and warrants granted	446	—	446	—
Restructuring and business realignment expenses	349	—	349	—
Severance paid to former C.E.O.	(48)	—	833	—
Settlement of litigation	—	—	96	—

Total excluded from operating expenses	3,645	—	8,687	—
Foreign exchange (gain) loss	(49)	18,014	(3,491)	(14,429)

Total net pro forma adjustments	$3,596	$18,014	$5,196	$(14,429)

ActivCard, S.A.

Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP)

(In Thousands of US Dollars, Except Per Share Data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2001	2000(1)	2001	2000(1)
Revenues	$6,823	$6,126	$31,241	$18,081
Cost of revenues	2,111	2,195	9,598	6,991

Gross profit	4,712	3,931	21,643	11,090

Operating expenses:
Selling and marketing	5,917	5,167	23,825	15,657
General and administrative	1,210	1,120	4,346	3,344
Research and development	5,413	2,451	18,151	8,097
Other charges	3,645	—	8,687	—

Total operating expenses	16,185	8,738	55,009	27,098

Operating loss	(11,473)	(4,807)	(33,366)	(16,008)
Interest income and other	1,598	4,907	13,188	15,653
Foreign exchange gain (loss)	49	(18,014)	3,491	14,429

Net (loss) income before income taxes	(9,826)	(17,914)	(16,687)	14,074
Provision for income taxes	(21)	—	(22)	(1)

Net (loss) income	$(9,847)	$(17,914)	$(16,709)	$14,073

(Loss) earnings per common share:
Basic	$(0.24)	$(0.45)	$(0.42)	$0.37
Diluted	$(0.24)	$(0.45)	$(0.42)	$0.34
Weighted average number of common shares:
Basic	40,255	39,834	40,062	37,897
Diluted	40,255	39,834	40,062	42,215
Other charges consists of:
In process research and development	$2,300	$—	$2,701	$—
Amortization of deferred compensation related to acquisition	173	—	339	—
Amortization of goodwill and other intangibles	577	—	774	—
Acquisition termination charges	(152)	—	3,149	—
Amortization of deferred compensation related to options and warrants granted	446	—	446	—
Restructuring and business realignment expenses	349	—	349	—
Severance paid to former C.E.O.	(48)	—	833	—
Settlement of litigation	—	—	96	—

Total other charges	$3,645	$—	$8,687	$—

(1)
Derived from Audited Financial Statements

ActivCard, S.A.

Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP)

(In Thousands of US Dollars)

	December 31, 2001	December 31, 2000(1)
ASSETS
Current assets
Cash and cash equivalents	$248,493	$309,850
Accounts receivable, net	8,441	5,835
Inventory, net	3,982	3,480
Loan to officer	2,718	—
Other receivables(2)	2,185	—
Other current assets	2,598	4,259

Total current assets	268,417	323,424
Property and equipment, net	9,540	1,838
Goodwill and other intangibles, net	32,159	—
Other assets	1,091	1,073

Total assets	$311,207	$326,335

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$6,282	$4,985
Accrued liabilities	4,306	3,028
Deferred revenue	2,428	3,451

Total current liabilities	13,016	11,464
Long-term liabilities	631	108

Total liabilities	13,647	11,572

Shareholders' equity
Common shares and paid-in capital	393,914	385,356
Accumulated deficit	(70,276)	(53,567)
Accumulated other comprehensive loss	(20,496)	(17,026)
Deferred stock compensation	(5,582)	—

Total shareholders' equity	297,560	314,763

Total liabilities and shareholders' equity	$311,207	$326,335

(1)
Derived from Audited Financial Statements

(2)
Purchase price adjustment receivable from selling shareholders of companies acquired during the year

ActivCard, S.A.

Unaudited Notes to Condensed Consolidated Financial Statements (U.S. GAAP)

American Biometric Company Ltd Acquisition

(In Thousands of US Dollars)

	American Biometric Company	Straight-line Amortization Period Range
Purchase consideration:
Cash consideration for business acquisition	$18,330

Total purchase consideration	$18,330

Purchase price allocations:
Net tangible assets	$1,781	—
Developed and core technology	4,300	5 - 6 years
Trade names / trademarks	200	6 years
Various agreements & contracts	2,200	1 - 7 years
In-process research and development	2,300	—
Goodwill	7,549	—

Net cash used in investing activities	$18,330

        The purchase price allocation at December 31, 2001 is preliminary and has been allocated based on the estimated fair value of net tangible and intangible assets.

QuickLinks

Forward-looking Statements
ActivCard, S.A. Unaudited Pro forma Condensed Consolidated Statements of Operations (In Thousands of US Dollars, Except Per Share Data)
ActivCard, S.A. Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP) (In Thousands of US Dollars, Except Per Share Data)
ActivCard, S.A. Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP) (In Thousands of US Dollars)
ActivCard, S.A. Unaudited Notes to Condensed Consolidated Financial Statements (U.S. GAAP) American Biometric Company Ltd Acquisition (In Thousands of US Dollars)